UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 2006

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301 Quilicura Santiago Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, January 25, 2006.

Mr
Alejandro Ferreiro Yazigi
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449

Ref.:	MATERIAL EVENT
Securities Registry N° 0593.

Dear Sirs:

                    In accordance with article N°9 and  clause  two of article N° 10 of Law 18.045, in paragraph 2.2 of Section II of General Regulation N° 30 of that Superintendency, and with Official Memorandum N° 660 issued by the same, we hereby inform you as MATERIAL EVENT that, in  ordinary session held on January 24th 2006, the Board of Directors of Distribución y Servicio D&S S.A. (“D&S”), a publicly traded stock corporation registered in the Securities Registry of that Superintendency under N° 0593, agreed upon the distribution of interim dividend of Ch$ 2 (two Chilean pesos) per share for each of the 6,520,000,000 single series shares of common stock into which D&S’s equity is divided. This dividend will be paid on March 15th, 2006 to those shareholders registered in the company’s shareholders registry at the close of March 9th, 2006. The notice referred to by the Official Memorandum N° 660 issued by that Superintendency will be published in “El Mercurio” newspaper on the 20th of February, 2006.

                    The aforementioned dividend, number 40 granted by D&S, will be charged to Company profits for the fiscal year ending December 31st, 2005, and paid as follows:

a)

To those shareholders who had in due time requested so in written form, the dividend will be deposited in the shareholders’ current or savings as instructed, and the corresponding deposit receipt will sent by mail.

b)	To those shareholders who had in due time requested so in written form, the dividend will be paid with nominal check sent via registered mail; or,

c)

With nominal checks to be personally collected by the shareholder, or his/her legally appointed representative duly registered in the Shares Department of the Company, i.e., at Depósito Central de Valores S.A., Depósito de Valores – DCV, located on 770 Huérfanos street, 22nd floor, municipality of Santiago.

Yours sincerely,

Rodrigo Cruz Matta
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (NYSE), USA
Latibex – Madrid Stock Exchange, Spain

2

FORM N°  1

Dividend Payment

	0.01	Original Information	:	Yes	0.02	Date sent	:	01/25/2006.

1.	IDENTIFICATION OF THE COMPANY AND THE EVENT

	1.01	R.U.T.	:	96.439.000-2	1.02	Date sent Original form	:	01/25/2006.

	1.03	Company name	:	Distribución y Servicio D&S S.A.

	1.04	Securities Register N°	:	N°0593.	1.05	Stock Series	:	SINGLE.

	1.06	Ticker Symbol	:	D&S	1.07	Event ID. Dividend	:	N°40.

2.	AGREEMENT AND AMOUNT OF DIVIDEND

	2.01	Date of Agreement	:	01/24/2006.

	2.02	Approved by	:	3.Board meeting

	2.03	Total Amount of Dividend	:	13,040,000,000	2.04	Currency	:	Ch$.

3.	ENTITLED SHARES AND SHAREHOLDERS

	3.01	Number of shares	:	6,520,000,000.	3.02	Cut-off date	:	03/09/2006.

4.	TYPE OF DIVIDEND

	4.01	Type of Dividend	:	1. Interim

	4.02	Closing of Fiscal Year	:	12/31/2005.

	4.03	Form of Payment	:	1. Cash

5.	CASH PAYMENT OF DIVIDEND

	5.01	Payment in cash	:	Ch$2/shr.	5.02	Currency	:	Ch$.

	5.03	Date of Payment	:	03/15/2006.

6.	DISTRIBUTION OF OPTIONAL DIVIDEND IN SHARES

Non Applicable.

7.	REMARKS

-The company will inform at the appropriate time about the tax treatment that shall be applied to this dividend, to the shareholders.

-This dividend shall be charged to the net earnings of the fiscal year ending December 31, 2005.

-The payment of this dividend will take place in any of the following formats:

a) For those shareholders who have requested it in writing and on time, the dividend will be deposited in the checking account or savings accounts that they have indicated, whereby a deposit tab will be sent by mail as proof of the deposit made.

b) For those shareholders who have requested it in writing, the final dividend will be sent in the form of a check made to the order, by certified mail, or

c) With checks made to the order, which shall be picked up by the shareholder in person, or by his duly  authorized representative from the offices of the Company’s Stock Management Department, that is, Depósito Central de Valores S.A., (Securities Depositary)– DCV, located on 770 Huérfanos Street, 22nd floor, in the commune of Santiago.

-The corresponding advertisement that section II of  Official Memo 660 of the Superintendence of Securities and Insurance makes reference to, will be  published on the 20th of February, 2006 in El Mercurio de Santiago Newspaper.

Distribución y Servicio D&S S.A. is a publicly traded corporation.

RODRIGO CRUZ MATTA
Distribución y Servicio D&S S.A.

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer
Dated: January 26, 2006